Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: March 7, 2022

eToro

Q4 2021 Investor Update

March 2022

eToro

Disclaimer

About eToro

eToro is a social investing network that empowers people to grow their knowledge and wealth as part of a global community of successful investors. eToro was founded in 2007 with the vision of opening up the global markets so that everyone can trade and invest in a simple and transparent way. Today, eToro is a global community of approximately 27 million registered users who share their investment strategies; and anyone can follow the approaches of those who have been the most successful. Due to the simplicity of the platform users can easily buy, hold and sell assets, monitor their portfolio in real time, and transact whenever they want. https://www.etoro.com/

About FinTech Acquisition Corp. V

FinTech Acquisition Corp. V is a special purpose acquisition company led by Betsy Z. Cohen as Chairman of the Board, Daniel G. Cohen, as Chief Executive Officer and James J. McEntee, III as President formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. The company raised $250,000,000 in its initial public offering in December 2020 and is listed on the NASDAQ under the symbol "FTCV".

Cautionary Statement Regarding Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V ("FinTech V") and eToro, and the business and operations of eToro. Forward-looking statements may be identified by the use of the words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, eToro's present and future plans for its business and operations and eToro's expectations as to market results and conditions; are based on various assumptions, whether or not identified in this press release, and on the current expectations of eToro's and FinTech V's management; are not predictions of actual performance; and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V's public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro's business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro's estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro's operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the price of eToro's securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of FinTech V's registration statement on Form S-1 (File No. 333-249646) (the "Form S-1"), eToro's registration statement on Form F-4 (File No. 333-259189) (the "Form F-4") and other documents if and when filed by eToro or FinTech V from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro's and FinTech V's expectations, plans or forecasts of future events and views as of the date of this press release. eToro and FinTech V anticipate that subsequent events and developments will cause eToro's and FinTech V's assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

Disclaimer

No Offer or Solicitation

This presentation is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Business Combination and Where to Find It

eToro submitted its Form F-4 to the SEC on August 31, 2021, and filed amendments on September 20, 2021, October 5, 2021, November 3, 2021, November 12, 2021, November 15, 2021 and February 25, 2022, which include a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to FinTech V stockholders in connection with the solicitation of proxies for the vote by the stockholders on the merger and the prospectus to be delivered by FinTech V in connection with the distribution of its securities to such holders. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V's stockholders, eToro's shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 18, 2022, or eToro's Form F-4, as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V's stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC's website at www.sec.gov.

Trademarks and Trade Names

eToro and Fintech V own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This press release also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this press release is not intended to, and does not imply, a relationship with eToro or Fintech V, or an endorsement or sponsorship by or of eToro or Fintech V. Solely for convenience, the trademarks, service marks and trade names referred to in this press release may appear with the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that eToro or Fintech V will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

eToro at a glance *

26.9M
Registered users

100+
Countries

$10.7B
Assets Under Administration



26.9M
17.5M
12.3M
10.0M
8.1M
5.6M
2016
2017
2018
2019
2020
2021

Registered users - number of users at the end of the period

2.4M
Funded accounts



Funded accounts by region

- Europe and U.K. 69%
- Asia Pacific 14%
- Americas 13%
- Middle East & Africa 4%

(*) As of December 31, 2021

eToro

Retail investors remain highly engaged

Activity in cryptoassets and equities drive strong growth in revenue

Net trading income


FY 2021
$973M
FY 2020
$550M
77%
Q4 2021
$237M
Q4 2020
$158M
50%

Total commissions*


FY 2021
1.2B
FY 2020
602M
105%
Q4 2021
304M
Q4 2020
164M
85%

* Total commissions are comprised of commissions from trading activity, interest and other charges; total commissions are a key performance indicator

eToro's platform continues to attract new user growth across the globe

New registered users



FY 2021
9.5M
FY 2020
5.3M
Q4-2021
2.1M
Q4-2020
1.6M
31%
79%

Trades



FY 2021
550M
FY 2020
326M
Q4 2020
107M
Q4 2021
107M
0.3%
69%

Letter from the CEO

Dear investors and partners,

This past year has been an exceptional year for both equity and crypto markets, a year of gradual recovery from the global pandemic that has reshaped our world in so many ways. 2021 was also eToro's strongest year to date. This year demonstrated that the global rise of the retail investor is here to stay and that the retail investment market will continue to grow. More than nine million new registered users joined our platform this past year to create a global investing community of approximately 27 million users.

The eToro platform was designed to reach users across the globe, and is available in nearly 20 languages. Our global platform has expanded this year to include thousands of assets across equities, cryptoassets, currencies and commodities. For our global customers, we expanded our cryptoasset offering, and added more than 25 new cryptoassets to our platform including Solana, Polkadot and Polygon. We now offer more than 50 cryptoassets and plan to continue to expand the breadth of assets on the platform in 2022. Building on the growth of the social elements of eToro, we added nearly 900 Popular Investors to the platform and added 10 new Smart Portfolios to our offering. eToro also achieved an important milestone this past year: launching equities investing in the U.S. We look forward to bringing more of the global eToro user experience to the U.S. over the coming years.



We also launched eToro Money in the U.K. in 2021, which we believe will improve the user experience and increase customer retention as we plan to expand the breadth of products and services we offer to our customers. We look forward to expanding eToro Money to more customers and in more geographies over time.

Our focus on the user experience is essential in delivering a best-in-class platform to our customers and helping them achieve their financial and investment goals. To this end, in 2021 we initiated a complete redesign of our application from the ground up to provide a better, simpler and faster experience across all devices. The first wave of this redesign included a new home screen that shows our customers what we believe they need to know about their portfolio, the markets and investment opportunities coming from our social investment network. We also added new navigation, carefully optimized for mobile, tablet and desktop devices in order to deliver a more intuitive user experience. Lastly, we added new Discovery, which brings a unified experience to browse and search for all kinds of assets, Smart Portfolios and of course Popular Investors to Copy. At the end of 2021, the eToro platform had over 2,200 Popular Investors and 73 Smart Portfolios for investors to either Copy or invest in. This is an important part of any investor's success in our view, as our customers have increased their likelihood of profitability by at least 10% when they choose to use Copy as part of their investment strategy. We will continue to improve our application's user-experience and are excited for the additional enhancements we look to roll out in 2022.

We also saw rapid internal growth in 2021, and eToro now operates in more than 100 countries worldwide and employs nearly 1,800 eTorians globally, with many working remotely. eToro also opened offices in several new and strategically important countries during 2021, including Germany, Singapore and the United Arab Emirates. We also scaled our management team this past year, bringing on several industry leaders. This includes the appointment of Dr. Hedva Ber to the role of Global COO and deputy CEO and the appointment of Lule Demmissie to the role of U.S. CEO. Christopher Giancarlo and Shmuel Hauser also joined eToro as senior advisors and we announced that Michael Ptasznik will be joining our board of directors.

Turning to our financial results for 2021, we are extremely proud of our results. For our most important KPIs—funded accounts and total commissions—we were able to achieve numbers well above our initial expectations as outlined in our investor presentation in March 2021.
Specifically, we ended the year with approximately 2.4 million funded accounts, 25% more accounts than we had originally projected. Due in part to this growth, total commissions for 2021 were more than $1.2 billion, 20% higher than our initial expectations. Net trading income of $973 was driven by higher total commissions, with trading costs as a percentage of commissions of ~20%, largely as expected.

We believe that the educational offerings eToro provides as well as the social aspects of the platform add to the unique value proposition of the eToro platform. This helps to attract investors looking to build financial portfolios and better financially position themselves for the future. To this end, we are encouraged by some observations of our users' behavior in 2021. Taking a look at first trade actions from our funded accounts, the top-10 traded stocks included many of the largest publicly traded companies in the U.S. and skewed heavily towards the technology sector. Additionally, we saw that more than half of our users traded in more than one asset class within the first two months of placing their first trade.

When it comes to cryptoassets, 2021 was a transformational year for the industry. We continued to see increasing user interest in the asset class and mass adoption across both retail and institutional investors.

Additionally, interest in the space broadened beyond just the largest digital assets—namely bitcoin and ethereum—and into several newer and smaller cryptoassets. This has partly been driven by several emerging trends within cryptoassets including DeFi, the metaverse, NFTs and DAOs. We believe that this mass adoption is a positive development for the industry.

Capital markets are off to a very volatile start in 2022, though we remain bullish on the importance of retail participation in the markets and the long term returns of equities. On the crypto side, despite the recent decline in many popular cryptoassets, we continue to believe that the industry is still in its infancy. While investor diversification among cryptoassets is positive for the overall sector, we believe that bitcoin will continue its crypto dominance and will remain the ultimate example of decentralization. We also anticipate that a growing number of brands will embrace Web3, create NFTs, and build in the Metaverse helping to further drive user adoption of crypto. It's times such as these that make the eToro platform unique. Being able to seamlessly invest across global equities, a broad crypto offering, commodities and currencies truly sets us apart.

In December 2021, we were excited to roll out equities trading to all of our U.S. customers, which complements our already robust crypto offering in this very important market. We will continue to work with our partners in the U.S. to increase the number of equities offered in the U.S. We look to bring more of the full global eToro experience to our U.S. customers over time. As part of our marketing plan in the U.S., in February 2022 eToro launched a 30 second national spot in the Super Bowl. Our ad brought to life the eToro community and the power of social investing. A broader marketing campaign is currently underway both in the U.S. and in Europe on multimedia and social media channels. In 2022, we expect to bring more of the full eToro value offering to the U.S., and scale our presence in this important market.

eToro Money and our payments services continue to be an important initiative for our company. In 2021 we launched a limited offering of eToro Money in the U.K., offering virtual IBANs to all users in the region and eToro Money debit cards to Club members, and look to expand this to more customers and geographies in 2022. Payments is a very important part of our roadmap as it creates less friction in the customer payment experience and is likely to improve retention rates over time.

We are continuously working to expand the breadth of our products and services and become the top neo-broker in our key markets. In 2022, we aim to grow our customer base across our home markets in Europe. While having a truly global offering and being able to effectively scale our platform cross-border, tailoring the feel of our platform to local markets should help attract and retain customers. This includes offering more domestic stocks in these markets as well as adding more localized content on the platform. We will also be focused on improving the customer experience and overall satisfaction with the eToro platform. We look to accomplish this by soliciting more customer feedback and implementing improvements where necessary, using AI and automation to improve processes and introduce new ways for users to easily connect with customer service.

I'd also like to address our anticipated merger with FinTech Acquisition Corp. V (NASDAQ: FTCV). As noted in an SEC filing in late December, we extended the termination date of our merger agreement with FTCV through June 30, 2022 and have also extended $443 million of PIPE investment commitments through that time. We continue to work diligently with all parties to close the transaction as soon as possible and are extremely excited about the future of our business and this next phase of our company in the public markets.

We live in one of the most interesting and important times in human history. Never before have the global markets been so accessible to so many people worldwide. The effects of this shift are dramatic, far beyond what most people conceive. We believe eToro has an important role in leading this global fintech revolution and see this as both a great responsibility and an opportunity we do not take for granted.

We are thankful for your support.



Yoni Assia
Co-Founder & CEO
March 2022

Product and business updates

eToro

2021 product and business highlights

eToro Money debit card and cash accounts launched in the U.K.

money



Launched **equities** investing in the **U.S.**

Redesigned the platform to provide a better user experience



Over 900 new **Popular Investors** and over 10 new **Smart Portfolios**

Global expansion in 2021



Crypto License In Netherlands
DeNederlandscheBank
Germany Local Office
Malta Local Office
UAE Local Office
Singapore Local Office
APPLICATION IN PROCESS
ABU DHABI GLOBAL MARKET
MAS Monetary Authority of Singapore

eToro Academy

eToro aims to revolutionize the way that people invest and to enhance investors' financial education.
In line with our mission to empower people to grow their knowledge and wealth as part of a community of investors, eToro established the eToro Academy.

OVER
1.5M
Unique visitors in 2021

OVER
500
Articles, videos, podcasts and webinars



2021 most popular guides
How to buy Bitcoin for the first time
Top Stocks
Setting Effective Stop-Loss & Take-Profit Targets

Corporate Social Responsibility

Corporate Social Responsibility is an integral part of eToro's goal to democratize investing

#InvestWithHer

eToro's female investor community:
an initiative to empower female investors.

In 2021, eToro launched a new investor community designed for women by women to provide a platform for networking, strengthening financial skills and to create a dialogue on financial inclusion, education and independence.

GoodDollar

In 2018, eToro introduced GoodDollar, a blockchain project aimed at making universal basic income a reality on a global scale.

GoodDollar supporters pledge capital that is invested in interest-bearing instruments, and recipients access their daily allotment of crypto via an app on their smartphones.

In 2021, GoodDollar distributed universal basic income to approximately 300,000 people around the globe.

KPIs & Financials

eToro

Registered users



13.2 million
1.0 million
14.4 million
1.2 million
15.8 million
1.5 million
17.5 million
1.6 million
20.6 million
3.1 million
23.2 million
2.6 million
24.8 million
1.6 million
26.9 million
2.1 million
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
New registered users
Registered users at the end of the period

See Glossary for definition of registered users

eToro

Funded accounts


0.65 million
0.76 million
0.85 million
1.02 million
1.54 million
1.97 million
2.14 million
2.41 million
Mar 31, 2020
June 30, 2020
Sep 30, 2020
Dec 31, 2020
Mar 31, 2021
June 30, 2021
Sep 30, 2021
Dec 31, 2021

See Glossary for definition of funded accounts

eToro

Funded accounts - distribution by region

eToro has one of the largest global footprints of any retail investment platform, offering services in over 100 countries with a localized platform in nearly 20 languages. Additionally, eToro offers equities trading in companies listed on over a dozen of the world's leading stock exchanges.

The distribution of funded accounts by region is a measure of eToro's global presence and its penetration of new and existing markets. eToro attracts users globally with the breadth of its product offering, ability to quickly adapt to numerous regulatory frameworks and effectively invest in marketing globally, helped by overall increased retail participation in investing.

Historically, Europe and the U.K. have been the most important growth markets for eToro, and represented 69% of funded accounts as of December 31, 2021 - largely unchanged from the prior year.

One of the company's strategic priorities for 2022 includes user growth and an expanded product offering in U.S. Equities trading is now offered to all U.S. users. Despite the recent launch of equities in the U.S. and modest marketing investments in the country in 2021, eToro has seen strong U.S. funded accounts growth resulting in 13% of funded accounts at December 31, 2021 in the Americas, up from 9% in the prior year.


As of Dec 31,
2020
69%
17%
9%
5%
As of Dec 31,
2021
69%
14%
13%
4%
Europe and U.K.
Asia Pacific
Americas
Middle East & Africa

Trades

Asset class mix as important
as absolute number of trades



63 million
74 million
82 million
107 million
210 million
Meme stock frenzy
127 million
Crypto surge
106 million
107 million
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021

See Glossary for definition of trades

eToro

Commissions from trading activity and interest by asset class

The breakdown of eToro's commissions from trading activity and interest by asset class demonstrates the diversification of eToro's platform and its ability to maintain customer engagement through various market conditions

eToro is a multi-asset platform supporting trading and investing in equities, cryptoassets, commodities and currencies. eToro's equities category includes thousands of assets across nearly 20 global equity markets as well as a broad offering of indices and exchange traded funds. Commissions by asset class are the breakdown of total commissions derived from trading activity and interest for the reported period by the different types of assets on eToro's platform.

The diversity of asset classes, markets and instruments offered by eToro helps to reduce volatility in eToro's total commissions through various market conditions.

In the fourth quarter of 2021, eToro saw strong year-over-year growth in commission generated from cryptoassets while user appetite for equities also remained healthy despite the pullback in equity markets in the second half of the quarter. Total commissions generated from commodities also increased year-over-year, as retail interest in these markets picked up with energy prices marching higher.



33%
4%
10%
53%
18%
2%
7%
73%
33%
3%
16%
48%
28%
4%
14%
54%
Equities
Currencies
Commodities
Cryptoassets
Q1 2021
Q2 2021
Q3 2021
Q4 2021

eToro

A true multi-asset investment platform

Total commissions split by asset class 2017-2021


2017
63%
17%
12%
11%
2018
39%
17%
27%
17%
2019
19%
16%
34%
31%
2020
16%
8%
44%
32%
2021
58%
3%
28%
11%
Equities
Commodities
Cryptoassets
Currencies

Total commissions include commissions from trading activity and interest charges. Equities include stocks, ETFs and indices.

eToro

Top cryptoassets in FY 2021

Cryptoasset exposure well diversified beyond BTC and ETH


36%
5%
5%
18%
12%
14%
10%
28%
4%
4%
11%
9%
15%
29%
21%
2%
3%
17%
13%
21%
23%
Other cryptoassets
DOGE
SHIBxM
ADA
XRP
ETH
BTC
Total commissions
Trading volume
Assets under administration

Total commission includes commissions from trading activity and interest.
Total commission and trading volume are presented for FY 2021; Assets under administration are as of December 31, 2021.
Cryptoassets highlighted in this slide accounted for 5% or more of total commissions, trading volume or Assets under administration.

eToro

Total commissions and net trading income

U.S. dollars in thousands	Q4 2020	Q4 2021	FY 2020	FY 2021
Commissions from trading activity	141,697	249,088	523,167	1,035,504
Interest	12,113	22,976	42,941	80,778
Other charges	10,322	31,875	36,321	118,025
Total commissions*	**164,132**	**303,939**	**602,429**	**1,234,307**
Net trading income	**157,773**	**237,226**	**550,107**	**972,602**

(*) Total commissions is a key performance indicator

eToro

Operating expenses

U.S. dollars in thousands	Q4 2020	Q4 2021	FY 2020	FY 2021
Marketing costs	86,059	147,155	229,061	523,809
Personnel related expenses (*)	8,641	7,078	27,350	32,592
Other	2,303	2,054	4,509	4,938
Selling and marketing expenses	**97,003**	**156,287**	**260,920**	**561,339**
Personnel related expenses (*)	14,019	29,480	44,395	99,073
Professional services and hosting services costs	3,794	10,441	13,357	33,981
Other	1,666	3,427	7,333	12,135
Research and development expenses	**19,479**	**43,348**	**65,084**	**145,189**
Payment processing costs	21,170	31,016	65,140	144,225
Personnel related expenses(*)	14,953	67,744	37,069	238,637
Professional services (**)	3,754	8,225	23,818	102,820
Other	1,643	6,308	10,904	21,039
General, administrative and operating expenses	**41,520**	**113,293**	**136,931**	**506,721**
Total operating expenses	**158,002**	**312,928**	**462,935**	**1,213,249**

(*) Q4 2021 and FY 2021 figures include $63 million and $209 million of share-based payment expenses, respectively.
(**) Q4 2021 and FY 2021 figures include $(13) million and $37 million of SPAC and related expenses, respectively.

eToro

Adjusted EBITDA

Reconciliation of adjusted EBITDA to net income (loss) U.S. dollars in thousands	Q4 2020	Q4 2021	FY 2020	FY 2021
Adjusted EBITDA	**3,110**	**(23,969)**	**99,173**	**13,958**
Share-based payment expense*	(1,621)	(62,880)	(4,765)	(209,477)
Depreciation and amortization	(1,575)	(1,514)	(5,406)	(5,543)
Employee non-cash expense	(143)	(23)	(1,830)	(2,186)
SPAC and related expenses (income)	-	12,682	-	(37,399)
Operating income (loss)	**(229)**	**(75,704)**	**87,172**	**(240,647)**
Finance expense	(2,018)	(12,162)	(2,884)	(27,172)
Finance income	3,535	138	1,445	1,522
Tax benefit (taxes on income)	5	4,042	(2,877)	593
Net income (loss)	**1,293**	**(83,686)**	**82,856**	**(265,704)**

(*) The Company expects additional non cash charges of approximately $192 million in total for stock based compensation, vested over the course of the first quarter of 2022 and quarterly through 2025.

eToro

P&L (U.S. dollars in thousands, except per share data)

Consolidated statements of profit or loss (unaudited)

	Q4 2020	Q4 2021	FY 2020	FY 2021
Net trading income	**157,773**	**237,226**	**550,107**	**972,602**
Research and development expenses	19,479	43,348	65,084	145,189
Selling and marketing expenses	97,003	156,287	260,920	561,339
General, administrative and operating expenses	41,520	113,293	136,931	506,721
Total operating expenses	**158,002**	**312,928**	**462,935**	**1,213,249**
Operating income (loss)	**(229)**	**(75,704)**	**87,172**	**(240,647)**
Finance income	3,535	138	1,445	1,522
Finance expense	2,018	12,162	2,884	27,172
Income (loss) before taxes on income (tax benefit)	**1,288**	**(87,728)**	**85,733**	**(266,297)**
Taxes on income (tax benefit)	5	(4,042)	2,877	(593)
Net income (loss)	**1,293**	**(83,686)**	**82,856**	**(265,704)**
Total comprehensive income (loss)	**1,293**	**(83,686)**	**82,856**	**(265,704)**
Basic income (loss) per common share	0.08	(5.32)	4.80	(15.18)
Diluted income (loss) per common share	0.07	(5.32)	4.41	(15.18)

eToro

Statement of financial position

December 31, 2021 (unaudited)

U.S. dollars in thousands

Current assets	
Cash and cash equivalents	259,591
Restricted cash	2,268
Counterparties	310,605
Cryptoassets	378,320
Receivable from omnibus accounts	25,021
Loans to users	9,571
Other receivables and prepaid exp.	91,478
	1,076,854
Non-current assets	
Restricted cash	2,163
Right of use assets	27,367
Property and equipment, net	9,884
Goodwill and other intangible assets	6,135
Deferred taxes	12,530
	58,079
Total assets	**1,134,933**

Current liabilities	
Accounts payable	8,209
Current maturities of lease liabilities	2,531
Short-term bank loan	295,876
Payable to users	38,719
Accrued expenses and other payables	175,195
	520,530
Non-current liabilities	
Employee benefit liabilities, net	1,087
Long-term lease liabilities	31,932
	33,019
Shareholders' equity	
Common share premium	232,910
Preferred share premium	406,110
Retained losses	(57,636)
	581,384
Total liabilities & equity	**1,134,933**

eToro's users

etoro

Our users

35

Median age

91%

Of our users invest in crypto, stocks or copy as their first action

63%

Of our users trade accross more than one product type

Figures based on 2021 funded accounts



eToro

An engaged community

~ **50%** of 2021 new users have prior investment experience

~30%
Have used CopyTrading at least once

~50%
of users were socially engaged on the platform in 2021

10 min
Session duration

4 Login
per day

Figures related to funded accounts as of Dec 31, 2021



About eToro

eToro

Our Vision

Opening the global markets for everyone
to trade and invest in a simple and transparent way

Our Mission

Building the world's largest social trading network to empower people to trade and invest in stocks, crypto and global markets, copy top traders and get copied



ACTIVISION
AMD
salesforce
PETSMART

eToro

We created a new category and we're dominating it


Portfolio
Stats
eToro
Social Trading

The eToro platform has a multitude of social features which allow users to interact, access financial education materials, encourage engagement and make the financial markets more accessible. The notable aspects of eToro's social network include the ability of users to upload, post and comment and allow users to create profiles and engage with eToro's dynamic Newsfeed. A user's profile on eToro is their way of presenting themselves to the eToro community and includes a biography and statistics about their trading habits as well as their activity on the eToro Newsfeed.

eToro

We're passionate about finance and technology







2007
eToro is founded

2010
Launched the **social trading** network and **CopyTrader** ™

2013
Introduced **bitcoin** to the platform

2015
Converging the eToro experience into **a single cross device application**

2017
Launched **Smart Portfolios** and additional **cryptoassets**

2019
Launched **Zero commission** stocks and expanded crypto investing to the **U.S.**

2021
Launched **equities investing in the U.S.** and **eToro Money** in the U.K.

eToro

Global footprint


DeNederlandscheBank
EUROSYSTEEM
Blockchain lab
R&D center
Local Office
FINRA
Local Office
FCA FINANCIAL CONDUCT AUTHORITY
Local Office
CYPRUS SECURITIES AND EXCHANGE COMMISSION
Mobile development office
Headquarters
and main R&D center
Local Office
GIBRALTAR FINANCIAL SERVICES COMMISSION
Local Office
Local Office
Local Office
Local Office
Local Office
ASIC
Australian Securities & Investments Commission
APPLICATION IN PROCESS
ABU DHABI GLOBAL MARKET
MAS Monetary Authority of Singapore

eToro

A growing community of investors who connect and learn from each other

Registered users have access to a free **virtual account** allowing them to **practice their investing skills** and, once they have acquired confidence, progress to investing real capital.



174K
425K
1.1M
1.9M
2.5M
3.3M
4.0M
4.7M
5.6M
8.1M
10.0M
12.3M
17.5M
26.9M
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Registered users

Number of users at the end of the period

eToro

Our product

Click here to view our product demo



Multi-asset



Commission-free stock investing



Social



Cryptoassets



Portfolio

Smart Portfolios



eToro
VISA

eToro Money

Multi asset investment platform

eToro is an investment platform built around social collaboration and investor education where users can connect, share and learn.

eToro's users can choose from a broad range of asset classes to invest in, including commission-free fractional shares and cryptoassets.

A suite of innovative products and features provides a choice of how to invest, and users can trade directly themselves, copy another investor or invest in a portfolio.

Our commission-free stocks offering continues to expand and will be available for U.S. users later this year.



DOW 30
29,915.44
S&P 500
3,443.44
NASDAQ
11,590.44
OIL
45.44
Hi, John!
Portfolio value
$68,229.77
$2,287.33 (2.31%) Today
InTheGame
70.49%
Stocks
ETFs
Crypto
Top movers
22.3%
14.7%
8.7%
4.1%
2.3%
AAPL
FB
SPOT
OIL
ADBE


eToro
Magical moments delivered by our product offering
1. Fast & frictionless onboarding
4. Interact and engage with others
75%
Going Up
BTC
Top Bitcoin Traders
Ethanp
Lauras
JohnW
5. Copy Popular Investors
eToro
2 min ago
Your first copier
Congratulation John!
someone started copying you
6. Get copied and grow your financial business
ONLINE PAYMENT
Starbucks Coffee
$5.99
7. Do more with your money
Stocks
Currencies
Indices
2. All you want to trade in one place
TSLA
72%
3. Get smart insights to invest better

eToro



John

Trading experience

Offering a basic and advanced experience but **always simple**



Multi asset experience **Invest in everything, everywhere**

Share your trading ideas with the **community**



Amy

Social & CopyTrading experience

Read the real time news feed to get the **wisdom of the crowd**

Copy Popular Investors



View each trader's **profile, portfolio and stats**

eToro



John's portfolio
Viewing and managing
all assets and positions



Amy's portfolio
Viewing and managing also
the CopyTrading investments

Popular investor dashboard
Stats and tools
to grow the audience
of copiers and AUM



9:41
PI Dashboard
Last 30D
LEVEL
ELITE
View Your Benefits
KEY METRICS
511
COPIERS



9:41
$6,672.84
AVAILABLE
$2,766.11
PROFIT
$135,644.95
EQUITY
My Portfolio
MARKET
INVESTED
P&L
VALUE
AMZN
3,120.76
$1,780.00
5.49%
$1,877.79
NFLX
497.98
$950.00
15.57%
$1,097.93
GOOG
1,740.18
$2,532.35
23.47%
$3,126.80
AAPL
128.91
$1,780.00
1.59%
$1,069.97
MSFT

COPY



9:41
$1,233.48
AVAILABLE
$2,476.14
PROFIT
$41,512.44
EQUITY
My Portfolio
MARKET
INVESTED
P&L
VALUE
John
$1,000.00
2.04%
$1,020.40
Melisa
$2,000.00
13.23%
$2,264.60
James
$1,500.00
9.78%
$1,646.70
BTC
3,120.76
$2,500.00
54.35%
$3,858.80
ETH
332.20
$1,500.00
31.23%
$1,968.48

Home screen
Personalized insights
and news feed



9:41
Hi, Amy!
Trading account value
$41,512.44
Today
You're up
4.35% last 7 days
Deposit

P42

eToro

Popular Investors

With eToro's CopyTrader technology, users can automatically replicate other investors' strategies in real time. Investors who meet the criteria to become "Popular Investors" can receive payments that increase as they rise through the program's ranks.

- eToro has more than 2,200 Popular Investors, of which, 17 Popular Investors have over $10 million copying them*.
- We continue to see a growing number of financial professionals joining eToro's Popular Investor Program.
- Popular Investors need to meet a number of criteria, including having a proven track record of investing on eToro, a transparent investment philosophy, regular communication with the investors and compliance with certain risk parameters set by eToro.

(*) As of December 31, 2021


ELITE
Lena Birse


ELITE PRO
Jay Edward Smith


ELITE PRO
Mariano Daniel Pardo


ELITE
Heloise Greeff







eToro

Smart Portfolios

eToro's Portfolios group assets or investors together based on a predetermined theme or strategy, such as: the 5G revolution, foodtech, driverless cars and more. Some Portfolios utilize advanced algorithms, machine learning and AI to build investment strategies and curate assets to form particular Portfolios based on market conditions. These ready-made strategic Portfolios make it easy for anyone, from active traders to passive investors, to buy into thoroughly researched and diversified market opportunities.

eToro launched three new Portfolios in recent months and offers **73* Portfolios** for its users to invest in.

Diversified ready made Portfolios	Professionally managed and curated	No Management Fees

(*) As of December 31, 2021


OutSmartNSDQ
Nasdaq Smart Beta
CryptoPortfolio
Crypto by Market Cap

eToro

Holistic crypto investing experience

The eToro platform offers users the opportunity to buy and hold a wide range of cryptoassets alongside traditional asset classes.

eToro continues to expand its crypto offering and related services. Over 25 new cryptoassets were added to the platform in 2021, and eToro now supports over 50 cryptoassets*.

eToro offers a cryptoassets wallet which enables eligible users to transfer a number of cryptoassets from their eToro investment account to their wallet and from there send them anywhere on the blockchain.

eToro also offers Delta Tracker, a unique platform that helps investors efficiently track their cryptoasset investments. Delta allows users to simply connect their portfolio with alternative exchanges and crypto wallets.

(*) 27 available in the U.S.

eToro Money

eToro Money is now broadly available in the U.K., and includes a virtual cash account as well as a debit card for eToro Club members.

The eToro Money debit card connects directly to users' eToro investment account and enables instant deposits and withdrawals along with additional money services.

We plan to roll-out eToro Money more broadly across Europe during 2022.

Instant deposit/ withdrawal	Competitive currency conversion rates	No deposit fees



money
£36,524.82
ACCOUNT BALANCE
Your Monthly Expense Bill
Recurring Payment
December Water Bill
Online Payment
Asos ltd.
Online Payment
Netflix Montly Subsc
Debit Charge
Coffee Louise
Online Payments
Amazon Prime Subsc
eToro
VISA
Debit


Watch the product demo

eToro

Signing up in their early 30s and growing into our club program

eToro Club provides an enhanced investment experience with a membership offering that includes: expert investment support, market analysis tools and exclusive events.


$446K
$829
Median age
34
36
37
39
42
45
Bronze
Silver
Gold
Platinum
Platinum+
Diamond
Average account size

Figures relate to funded accounts as of December 31, 2021

eToro

Our Customer Journey

From onboarding to engaging and learning from other investors in the social network, to activating a funded brokerage account.


Ethanp
It's a big week for companies to hold their annual analyst meetings as tech sector...
Show more
2,300
120
Like
Comment
Share
Registration to the social network
Engaging with other investors
Virtual
$100,000.00
Trading with virtual money
Market
Price
FB
BTC
OIL
SPY
AAPL
309.51
Activation of brokerage Account
Verifying and funding the account
Full trading and investing experience

Building the eToro global Brand


Copy like a sloth


HOW TO
HODL


eToro
0% COMMISSION ON STOCKS


'The Big Game' 2022


0%
COMMISSION ON STOCKS
eToro
STOCKS.ETORO.COM

We build a holistic brand strategy by actively investing in **sport sponsorships**, **outdoor** media, vast **digital channels**, main **social media** sites and our own **partner network.**


Trade like Steve




INTRODUCING COPYTRADER

eToro

Sports Sponsorship

The strong sense of community amongst sports fans is closely aligned with eToro's social features as the world's leading online investment community.

eToro's growing global sponsorship strategy includes partnerships with over 26 European football teams, including clubs from the English Premier League and German Bundesliga, as well as tennis player Gael Monfils and Rugby Australia amongst others.

As one of Europe's leading sports sponsors, eToro will continue to expand its partnerships with sporting communities to build awareness of eToro and the opportunities offered by investing.

Appendix

Total commissions

Total commissions are comprised of commissions from trading activity, interest and other charges. Total commissions is a key performance indicator.

Commissions from trading activity

Commissions from trading activity include the spread, which is the difference between the buy and sell price of a certain asset or derivative, and it is charged and collected when a trade is executed by a user. The spread may be fixed or variable and may change as a correlation to market prices. Commissions from trading activity are derived from equities, cryptoassets, commodities and currencies traded as an asset or as a derivative related to different underlying asset types. Commissions from trading activity are the primary source of eToro's total commissions today. As a result, eToro's total commissions are correlated with the overall trading activity in the asset classes offered on the platform.

Interest

Interest is charged on margin positions (leveraged or short positions) which remain open overnight. This is essentially an interest payment to cover the cost of the margin used overnight, and it is charged in relation to the notional value of the position.

Other charges

Other fees mainly include currency conversion, staking and other income.



$164 million
$10 million
$12 million
$142 million
$304 million
$32 million
$23 million
$250 million
Q4 2020
Q4 2021

eToro

Glossary

Registered users

- eToro tracks the number of registered users in order to understand the magnitude of eToro's social network and indicate eToro's scale.
- Registered users are all users who have created an account with a username, password, and an email on the eToro platform.
- Registered users can engage and interact with other investors on eToro's social network and access eToro's educational resources including the free virtual account which allows them to practice their investing skills risk free.
- A proportion of registered users go on to fund their account and trade or invest on eToro. eToro's marketing strategy targets both the growth of registered users and the conversion of registered users to funded accounts, which is fundamental to eToro's business strategy.
- New registered users are all users who created their account on eToro during the reported period. The growth in new registered users represents increased user interest in eToro's platform and the expansion of eToro's social network.

Funded accounts

- Funded accounts represent the top level of eToro's user acquisition funnel and are the users from whom eToro generates total commissions.
- Funded accounts are registered users who have completed KYC and AML assessments and other onboarding processes, activated their account, executed at least one trade and have a positive account balance.

eToro

Glossary

Trades

- Trades represent the quantity of new trades that were placed by users and executed by eToro during the reporting period. Trades include both self-directed and copy trades.
- There are several factors that contribute to changes in trading activity, including, but not limited to, retail investors' interest in capital markets and in particular asset classes, as well as changes in broader market sentiment.
- While eToro has experienced periods of low and high trading activity driven by rising or declining retail investor interest in certain asset classes, the diversity of assets on eToro's platform provides a natural hedge against lower trading activity in one particular asset.

Thank you

Contact us: investors@etoro.com